EXHIBIT 12.1

						Three months
	2006	2005	2004	2003	2002	2007
Earnings (loss)
(Loss) before income taxes	$(1,495,857)	$(11,825,044)	$71,977	$1,252,554	$(1,061,346)	$(749,911)
Add fixed charges:
Interest expense on indebtedness	$1,952,978	$1,399,421	$845,020	$728,789	$366,635	$459,917

Total adjusted (loss)	$457,121	$(10,425,623)	$916,997	$1,981,343	$(694,711)	$(289,994)

Fixed charges--
Interest expense on indebtedness	$1,952,978	$1,399,421	$845,020	$728,789	$366,635	$459,917

Total fixed charges	$1,952,978	$1,399,421	$845,020	$728,789	$366,635	$459,917

Coverage (deficiency)	$(1,495,857)	$(11,825,044)	$71,977	$1,252,554	$(1,061,346)	$(749,911)